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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  Schedule TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                               (Amendment No.  )

               Morgan Stanley Dean Witter Asia-Pacific Fund, Inc.
                       (Name of Subject Company (issuer))

               Morgan Stanley Dean Witter Asia-Pacific Fund, Inc.
                 (Names of Filing Persons (offeror and issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                  61744U 10 6
                     (CUSIP Number of Class of Securities)

                             Harold J. Schaaff, Jr.
             Morgan Stanley Dean Witter Investment Management Inc.
                          1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 762-7188
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                with a copy to:

                             Leonard B. Mackey, Jr.
                       Clifford Chance Rogers & Wells LLP
                                200 Park Avenue
                            New York, New York 10166

                           Calculation of Filing Fee
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Transaction Valuation                                       Amount of Filing Fee
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-    Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
     Form or Registration No.
     Filing Party:
     Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

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[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transactions subject to Rule 13-e-3.

[ ]  amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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               Morgan Stanley Dean Witter Asia-Pacific Fund, Inc.
                            (For Immediate Release)

     New York, New York, December 14, 2000 - Morgan Stanley Dean Witter Asia-Pacific Fund, Inc. (the "Fund") announced today that the Board of Directors of the Fund has authorized the Fund to conduct a tender offer (the "Tender Offer") during the first quarter of 2001 for up to 25% of the outstanding shares of common stock of the Fund, at a price equal to 95% of the Fund's net asset value per share ("NAV") on the last day of the tender period (or as otherwise permitted by the rules of the Securities and Exchange Commission (the "SEC")).

     The Tender Offer will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The offering documents will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder.

     The Board has also authorized the Fund to remove the previous 20% limit on shares which may be purchased by the Fund pursuant to its share repurchase program, which was originally approved by the Board on December 18, 1997.
Under this program, the Fund will purchase shares in the open market at times and prices determined by management to be in the best interests of the stockholders of the Fund. In connection with the Tender Offer and the Fund's annual distribution of dividends to its stockholders, the Fund has temporarily suspended, as of December 14, 2000, its purchases of shares in the open market pursuant to the repurchase program. The Fund intends to resume its purchases of shares pursuant to the repurchase program after the conclusion of the Tender Offer.

     The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the NYSE (APF). The Fund's investment objectives are long-term capital appreciation which it seeks to achieve by investing primarily in equity securities of Asian-Pacific issuers and by investing, from time to time, in debt securities issued or guaranteed by Asian-Pacific governments or governmental entities. Morgan Stanley Dean Witter Investment Management Inc. is the Fund's investment manager.

     This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer for Cash and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents will be available to investors for free both at the website of the Securities and Exchange Commission and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.

     For further information regarding the Tender Offer, please contact Georgeson Shareholder Communications Corporation, 17 State Street, New York, New York, at 800-223-2064. For further information regarding the Fund's revised repurchase program, please contact Mark Kucera of Chase Global Funds Services Company, 73 Tremont Street, Boston, Massachusetts, at (617) 557-8844.